UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

HARRIS INTERACTIVE, INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------


414549105
(CUSIP Number)
-----------------------------------------------------------

December 31, 2001
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 pages

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Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc. (formerly known
as Brinson Partners, Inc.)
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           11,790,278
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    11,790,278
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,790,278 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
22.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities.

Page 2 of 9 pages

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Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Adams Street Partners, LLC
36-4395178
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           11,790,278
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    11,790,278
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,790,278 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
22.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* Adams Street Partners, LLC disclaims beneficial ownership of such securities.

Page 3 of 9 pages

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Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power           11,790,278
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    11,790,278
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,790,278 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
22.8%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
-----------------------------------------------------------

* UBS AG disclaims beneficial ownership of such securities.

Page 4 of 9 pages

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Cusip 414549105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Virginia Retirement System
54-600180
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Virginia
-----------------------------------------------------------

Number of       5.  Sole Voting Power           ________0_
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power    10,186,144
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
10,186,144 Shares
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
19.7%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
EP
-----------------------------------------------------------
Page 5 of 9 pages

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Cusip 414549105
-----------------------------------------------------------
Item 1(a).  Name of Issuer:
HARRIS INTERACTIVE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
135 Corporate Woods
Rochester, New York  14623
-----------------------------------------------------------
Item 2(a) Name of Persons Filing:
UBS Global Asset Management (Americas) Inc.("UBS Global Asset Management"), Adams Street Partners, LLC ("Adams Street"), UBS AG ("UBSAG")and Virginia Retirement System ("VRS")

Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBS Global Asset Management's principal business office is
located at:
209 South LaSalle, Chicago, Illinois  60604-1295
Adams Street's principal place of business is located at:
209 South LaSalle, Chicago, Illinois  60604-1295
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland
VRS's principal business office is located at:
1200 East Main Street
Richmond, Virginia  23219

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
414549105
-----------------------------------------------------------

Item 3.  Type of Person Filing:
UBS Global Asset Management is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. Adams Street is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission. VRS is an employee benefit plan, not subject to ERISA, maintained primarily for the employees of the state of Virginia.
-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
Page 6 of 9 pages

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Cusip 414549105
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS Global Asset Management, and subadvised by Adams Street, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. One of these accounts,An account managed on behalf of VRS, on a discretionary basis by UBS holds approximately 19.7% of the outstanding Common Stock.

-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

[See item 3 above]
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

UBS Global Asset Management is an indirect wholly-owned subsidiary of UBS AG. UBS AG is reporting indirect beneficial ownership of holdings by reason of its ownership of UBS Global Asset Management and UBS (USA) Inc., a parent holding company of UBS. Neither UBS Global Asset Management nor UBS AG affirms the existence of a group within the meaning of Rule 13d-5(b)(1). VRS and the other accounts included in this filing appointed UBSUBS Global Asset Management as an investment adviser and UBSUBS Global Asset Management in turn has appointed manages, and Adams Street as subadvisers to, the VRS account and other discretionary accounts holding the subject shares.
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable

Page 7 of 9
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Cusip 414549105
-----------------------------------------------------------

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2002April 30, 2002

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.


By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: /s/Michael J. Jacobs
           Michael J. Jacobs
     Vice President

UBS AG


By: /s/Robert C. Dinerstein        By: /s/Robert B. Mills
      Robert C. Dinerstein              Robert B. Mills
      Managing Director                 Managing Director

VIRGINIA RETIREMENT SYSTEM


By:  /s/Thomas D. Berman_______
     Thomas D. Berman
Virginia Retirement System
By:  UBS Global Asset Management (Americas) Inc. as
investment manager
By:   Adams Street Partners, LLC under power of attorney
VIRGINIA RETIREMENT SYSTEM


By:  /s/Thomas D. Berman_______
     Thomas D. Berman
     Executive Director of UBS Global Asset Management
     (Americas) Inc.
     On behalf of Virginia Retirement System

Page 8 of 9 pages
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EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

UBS Global Asset Management (Americas) Inc.,UBS AG and
Virginia Retirement System each agrees that this Schedule 13G
(including all amendments thereto) is filed by and on behalf of each such party.

Date:  April 25, 2002April 30, 2002

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.



By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: /s/Michael J. Jacobs
     Michael J. Jacobs
     Vice President

UBS AG


By: /s/Robert C. Dinerstein        By: /s/Robert B. Mills
      Robert C. Dinerstein              Robert B. Mills
      Managing Director                 Managing Director


VIRGINIA RETIREMENT SYSTEM


By:  /s/Thomas D. Berman
     Thomas D. Berman
Virginia Retirement System
By:  UBS Global Asset Management (Americas) Inc. as
investment manager
By:   Adams Street Partners, LLC under power of attorney
VIRGINIA RETIREMENT SYSTEM


By:  /s/Thomas D. Berman
     Thomas D. Berman
     Executive Director of UBS Global Asset Management
     (Americas) Inc.
     On behalf of Virginia Retirement System





Page 9 of 9 pages

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